 Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Social Capital Hedosophia Holdings Corp. IV (the “Company”) on Form S-1 of our report dated July 27, 2020, except for Note 8 as to which the date is September 18, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as going concern, with respect to our audit of the financial statements of Social Capital Hedosophia Holdings Corp. IV as of July 20, 2020 and for the period from July 10, 2020 (inception) through July 20, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
September 18, 2020